Methanex	1800 Waterfront Centre	Telephone:	(604) 661-2600
Corporation	200 Burrard Street
	Vancouver, British Columbia	Facsimile:	(604) 661-2666
Canada V6C 3M1

January 15, 2007
VIA FACSIMILE
Mr. Gus Rodriguez
Mr Rufus Decker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.
20549-7010
Dear Mr Decker & Mr Rodriguez:

RE:	Form 40-F for the Fiscal Year ended December 31, 2005
Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
File No. 0-20115
We have reviewed your additional comments outlined in your letter of December 12, 2006 relating to the captioned item and offer the following responses below.
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2005
Exhibit 2
SEC Comment:
Management’s Discussion and Analysis, Results of Operations, page 34.
1.	We have read your response to comment 2. The pages you cited in your response do not appear to inform investors of the reasons for the decline in revenues in the United States, your largest market and a market that represents 35% of your total revenues. Please provide comprehensive disclosures for each of the following bullet points:
•	Please revise your management’s discussion and analysis disclosures to quantify the reasons for the decline in net sales from $656.7 million in 2004 to $585.8 million in 2005 in the United States in terms of the amount of increase or decrease due to prices, volume and foreign currency. Please revise your management’s discussion and analysis disclosures to quantify the reasons for the changes in operating income in the geographic regions disclosed in Note 11. Please also provide a comprehensive discussion of the underlying reasons for these and other changes.

•	Please revise your management’s discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income on a consolidated basis, such as the reason for the decline in consolidated revenues from $1.719 billion in 2004 to $1.658 million in 2005.

•	On page 44 you identify trends of decreasing MTBE consumption in the US and unfavorable reclassifications of formaldehyde. To enable readers to better understand the impact of these trends, please quantify the impact on volume and revenues of the trend of decreasing MTBE consumption in the United States for each period presented. If material, please provide quantification of the impact of the decrease European Union MTBE consumption. Please quantify the impact of the reclassification of formaldehyde in the United States on sales in the United States in terms of volume and revenues.
Our response:
General
As noted in our letter of November 23, 2006, the Company’s operations consist of a single operating business segment — the production and sale of methanol (see note 11 to the consolidated financial statements). Although we have disclosure obligations under Canadian GAAP related to revenues and property, plant and equipment attributable to geographic regions, no one geographic region constitutes an operating business segment and therefore we do not report operating income by geographic region. The analysis in the Management’s Discussion and Analysis (MD&A) is based on the single operating business segment — the production and sale of methanol.
There are many factors that impact our global and regional revenue levels. As disclosed in the MD&A, the methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production and changes in general economic conditions which can vary across the major international methanol markets. Therefore, revenue levels have varied over time from region to region based on these types of factors.
Additionally, in order to optimize our supply chain costs, including shipping, we supply our customers from three different sources of product — our own produced methanol (Company Produced Methanol), methanol we purchase from others (Purchased Methanol) and methanol that we sell on a commission basis (Commission Sales) where we do not take risk and title to the product. The proportion of Commission Sales in a period will impact the level of revenue as only the commission is included in revenue when earned.

Changes in Revenue — United States
In the United States revenue declined by $71 million from $657 million in 2004 to $586 million in 2005. The following is a summary of methanol sales volumes and revenues for the United States in 2004 and 2005:

	2004		2005
United States	Sales Volume	Revenue	Sales Volumes	Revenue
Sales Volumes and Revenue	(tonnes, millions)	($, millions)	(tonnes, millions)	($, millions)

Company Produced and Purchased Methanol	2.81	656	2.37	583
Commission Sales	0.15	1	0.51	3

Total	2.96	657	2.88	586

The change in revenue is explained as follows:

($, millions)

Price — higher methanol prices realized	$8

Volume — Lower sales volumes of Company Produced Methanol and Purchased Methanol	(83)

Higher Commission Sales	2

$(71)

We supply our customers from three different sources of product — Company Produced Methanol, Purchased Methanol and Commission Sales. Total sales volume of methanol in 2005 for the United States, including Commission Sales, decreased by 0.08 million, or approximately 3%, from 2.96 million tonnes in 2004 to 2.88 million tonnes. Although total sales volumes declined by only 3% in 2005, the volume of Commission Sales increased by 0.35 million tonnes from 0.15 million tonnes in 2004 to 0.50 million tonnes in 2005. The increase in Commission Sales as a proportion of total sales volumes results in a decrease in revenue as only the commission is included in revenue. Commission Sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility that we do not own. The Atlas methanol facility commenced operations during the second half of 2004 and as a result the volumes sold and commissions earned were higher in 2005. In order to optimize our supply chain costs, including shipping, substantially all of the product that we source on a commission basis from the Atlas methanol facility in Trinidad was sold in the United States.
You have also asked us to consider quantifying the reasons for changes in operating income in the geographic regions disclosed in note 11. As noted above we operate and analyze our business as a single operating segment — the production and sale of methanol. Accordingly, the analysis in the MD&A is based on this single operating segment. We do not measure or analyze operating income on a geographic basis. Methanol is a globally traded commodity chemical and the geographic regions where we record substantially all of our revenues, as disclosed in note 11, do not correspond to the geographic regions where our major methanol production facilities (Chile and Trinidad) are located.

Changes in Consolidated Revenue and Operating Income
We have provided a comprehensive analysis of the changes in net income under the heading “Results from Operations” on pages 34-38 which reconciles to the“ Financial Highlights” on page 32 of the MD&A. This should be read in conjunction with “How We Analyze Our Business” on page 31. This discussion provides analysis of changes in the components of our Adjusted EBITDA, depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. We analyze the results of sales from Company Produced Methanol separately from sales of Purchased Methanol and Commission Sales as the margin characteristics of each are very different.
Discussion of Risks and Trends
The matters you have noted related to MTBE and formaldehyde relate to matters discussed in our MD&A under the heading “Risk Factors and Risk Management” on pages 42-48 are more in the nature of risks, uncertainties and potential future trends than actual historical trends. These matters have the potential to decrease the demand for methanol in the future and could impact future methanol prices.
MTBE demand in the United States
We have not quantified the changes of MTBE between 2004 and 2005 because the demand levels were similar between the two years. Per Chemicals Market Associates Inc.(CMAI), a respected analyst of the methanol industry, methanol demand for MTBE in the United States was 2.4 million tonnes in 2004 compared with 2.3 million tonnes in 2005.
We have discussed the risks and trends related to MTBE on pages 43-44 under the caption “Demand for Methanol in the Production of MTBE”. We note that “We expect that in 2006, United States demand for methanol for MTBE will decline by about 50%. However, the pace of decline in United States methanol demand for use in MTBE is uncertain and will be determined by various factors including the decision of United States-based MTBE producers and blenders to continue to make or use MTBE in gasoline following expiry of the federal oxygenate standard, MTBE’s relative blend value in gasoline and the ability of the United States gasoline pool to find sufficient quantities of alternative high-octane gasoline components to avoid the potential for gasoline shortages and price spikes. Some large United States refiners have already stated that the United States EPA is preparing internal reports relating to the potential carcinogenicity of MTBE and a report is expected to be released in late 2006.”
MTBE demand in Europe
We have not quantified the impact of a decrease in European demand for MTBE because the decline was not material.

Formaldehyde
On page 44 and 45 under the caption “Demand for Methanol in the Production of Formaldehyde” we outlined a number of studies that are being undertaken regarding the classification of formaldehyde. We are unable to determine whether the bodies noted will reclassify formaldehyde or whether any other regulatory proposals will come into effect or determine whether any reclassification would reduce future methanol demand for use in producing formaldehyde. Methanol demand for formaldehyde remained healthy in 2005 and per CMAI grew by approximately 3%.
In our 2006 annual MD&A we will consider including an analysis and discussion of consolidated revenues and will comment on any significant trends related to geographic regions.
Methanex Corporation (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Yours truly,
METHANEX CORPORATION

Ian P. Cameron
Senior Vice President and
Chief Financial Officer

cc.	KPMG LLP
McCarthy Tetrault LLP
Chairman of the Audit, Finance and Risk Committee of Methanex Corporation